UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Funding Four plc Announces its Offer to Purchase for Cash Any and All of its 3.75% Notes due 2022 and Pearson Funding Five plc Announces its Offer to Purchase for Cash Any and All of its 3.25% Notes due 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE COMPANIES (AS DEFINED BELOW), PEARSON PLC, THE DEALER MANAGERS (AS DEFINED BELOW) AND THE INFORMATION AND TENDER AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

4 August 2017

London – Pearson Funding Four plc (“Pearson Four”) hereby announces the launch of a tender offer to purchase for cash any and all of its 3.75% Notes due 2022 (Regulation S Notes: CUSIP: G6964QAA4; ISIN: USG6964QAA43; Common Code: 078027100 and Rule 144A Notes: CUSIP: 705011AA2; ISIN: US705011AA25; Common Code: 078025204) (the “2022 Notes”) and Pearson Funding Five plc (“Pearson Five”, together with Pearson Four, the “Companies” and each a “Company”) hereby announces the launch of a tender offer to purchase for cash any and all of its 3.25% Notes due 2023 Regulation S Notes: CUSIP: G6964RAA2; ISIN: USG6964RAA26; Common Code: 092818861 and Rule 144A Notes: CUSIP: 70501VAA6; ISIN: US70501VAA61; Common Code: 092818845) (the “2023 Notes”, together with the 2022 Notes, the “Notes”) (each initiation an "offer" and, together, the “Offers”).

Capitalised terms used in this announcement but not defined herein have the meaning given to them in the Offer to Purchase (as defined below).

The following table sets forth some of the terms of the Offers:

Title of Security	Regulation S Notes	Rule 144A Notes	OutstandingPrincipalAmount	Purchase Price(1)
3.75% Notes due 2022 (the “2022 Notes”)	CUSIP: G6964QAA4; ISIN: USG6964QAA43; Common Code: 078027100	CUSIP: 705011AA2; ISIN: US705011AA25; Common Code: 078025204	$500,000,000	$1037.50
3.25% Notes due 2023 (the “2023 Notes”)	CUSIP: G6964RAA2; ISIN: USG6964RAA26; Common Code: 092818861	CUSIP: 70501VAA6; ISIN: US70501VAA61; Common Code: 092818845	$500,000,000	$1000.00

 (1) Amount per $1,000 in principal amount of the Notes

This announcement does not contain the full terms and conditions of the Offers, which are contained in the offer to purchase dated 4 August 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the Notice of Guaranteed Delivery and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

Notes may be validly tendered at any time on or before 5:00 p.m., New York City time, on 11 August 2017, unless extended or earlier terminated (such date and time, as the same may be extended, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. Subject to certain conditions, holders may tender Notes in the Offers pursuant to guaranteed delivery procedures by transmitting a Notice of Guaranteed Delivery to the information and tender agent prior to the Expiration Time, as described in more detail in the section “The Offers—Procedures for Tendering Notes—Guaranteed Delivery Procedure for Notes” in the Offer to Purchase.

The settlement date for Notes that are validly tendered on or prior to the Expiration Time is expected to be 15 August 2017, the second business day following the Expiration Time, unless extended (the “Any and All Settlement Date”). The settlement date for the Notes that are tendered pursuant to guaranteed delivery procedures is expected to be 16 August 2017, the third business day following the Expiration Time, unless extended. In addition to the applicable Purchase Price, all Holders of Notes accepted for purchase pursuant to the applicable Offer will also receive accrued and unpaid interest from and including the immediately preceding interest payment date of the Notes up to, but not including, the Any and All Settlement Date (the “Accrued Interest”).

Notes tendered may only be withdrawn at or prior to 5:00 p.m., New York City time, on 11 August 2017 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

The Companies intend to use the existing cash balances of Pearson plc and its consolidated subsidiaries (the “Group”) and drawings under Pearson plc’s revolving credit facility to fund the Offers. The purpose of the Offers is to optimize the source and maturity of the Group’s debt portfolio. This reflects the Group's capital allocation priorities, one of which is to maintain an appropriate capital structure. Notes purchased by the Companies pursuant to the Offers will be retired. Notes which have not been validly purchased pursuant to the Offers will remain outstanding.

The Companies’ obligations to accept for payment and to pay for the Notes validly tendered in the Offers are subject to the satisfaction or waiver of a number of general conditions described in the Offer to Purchase. The Companies reserve the right, in their sole discretion, subject to applicable law, to (i) extend the Expiration Time; (ii) waive any and all conditions of the Offers; (iii) terminate either or both of the Offers; or (iv) otherwise amend the terms of either of the Offers in any respect.

Citigroup Global Markets Limited and J.P. Morgan Securities LLC have been appointed to serve as the dealer managers (the “Dealer Managers”) for the Offers. D.F. King & Co., Inc. (“D.F. King”) has been retained to serve as the information and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited via email: liabilitymanagement.europe@citi.com or telephone: +44 20 7986 8969 (London) or +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106 or J.P. Morgan Securities LLC via telephone: +44 20 7986 8969 (London) or +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via email: pearson@dfking.com or telephone: +1 800 991 5628 (toll free) or collect at + 1 212 269 5550.

The Offer to Purchase is expected to be distributed to holders of Notes beginning today. A copy of the Offer to Purchase (including the Notice of Guaranteed Delivery for the Offers) is available at http://www.dfking.com/pearson and may also be obtained at no charge from D.F. King.

Forward-Looking Statements

This news release contains, or incorporates by reference, “forward-looking statements.” Forward-looking statements include predictions of future results or activities and may contain the words “expects,” “believes,” “should,” “will,” “anticipates,” “projects,” “estimates,” “implies,” “can,” or words or phrases of similar meaning. The Companies’ actual results or activities may differ materially from these predictions. The Companies’ future results could also be affected by a variety of factors, including the ability to consummate the Offers. Forward-looking statements speak only as of the date they were made, and the Companies undertake no obligation to update them publicly.

This announcement contains inside information.

For more information:

Telephone: +44 20 7010 2310
Investors: Tom Waldron
Press: Tom Engel, Tom Steiner
Treasury: Katharine Good, Sunil Boorman

DISCLAIMER

This announcement must be read in conjunction with the Offer To Purchase. This announcement and the Offer To Purchase contain important information which should be read carefully before any decision is made with respect to either of the Offers. If you are in any doubt as to the contents of this announcement or the Offer To Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in either of the Offers. None of the Dealer Managers, D.F. King, the Companies or Pearson plc makes any recommendation as to whether holders should tender their Notes for purchase pursuant to either of the Offers.

None of the Dealer Managers, D.F. King and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Companies and Pearson plc, the Notes or the Offers contained in this announcement or in the Offer To Purchase. None of the Dealer Managers, D.F. King and any of their respective directors, officers, employees, agents or affiliates is acting for any holder, or will be responsible to any holder for providing any protections which would be afforded to its clients or for providing advice in relation to either of the Tender Offers, and accordingly none of the Dealer Managers, D.F. King and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Companies and/or Pearson plc to disclose information with regard to the Companies, Pearson plc or the Notes which is material in the context of either of the Offers and which is not otherwise publicly available.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this announcement nor the Offer to Purchase constitutes an offer or an invitation to participate in an Offer in any jurisdiction in which or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, Pearson plc, the Dealer Managers and D.F. King to inform themselves about and to observe any such restrictions.

The Companies have not filed the Offer to Purchase with, and it has not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase, and it is unlawful and may be a criminal offense to make any representation to the contrary. No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in the Offer to Purchase. Holders must comply with all laws that apply to them in connection with the Offer to Purchase. Holders must also obtain any consents or approvals that they need in order to tender Notes pursuant to the Offers. None of the Companies, the Dealer Managers or D.F. King is responsible for Holders’ compliance with these legal requirements.

The Offer to Purchase does not constitute an offer to purchase or a solicitation of an offer to sell Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Companies, by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of the Offer to Purchase nor any purchase of Notes will, under any circumstances, create any implication that the information contained in the Offer to Purchase is current as of any time subsequent to the date of such information.

United Kingdom

The Offer to Purchase and any other documents or materials relating to the Offer have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of either Offeror or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated. The Offer to Purchase is not addressed to or directed at any other person, including any retail clients within the meaning of the rules, regulations and guidance issued by the Financial Conduct Authority and such other persons should not act or rely upon it.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. The Offer to Purchase has been issued only for the personal us of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”).

Holders or beneficial owners of the Notes located in Italy can tender Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-àvis its clients in connection with the Notes or the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require any Offers to be made by a licensed broker or dealer and any of the Dealer Managers or, where the context so requires, any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Companies by such Dealer Manager or affiliate (as the case may be) such jurisdiction.

Each Holder participating in either or both of the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Offers— Procedures for Tendering Notes”. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations may be rejected. Each of the Companies, the Dealer Managers and D.F. King reserves the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Companies determine (for any reason) that such representation is not correct, such tender may be rejected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 August 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary